SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

April 17, 2009

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

Torshamnsgatan 23, Kista

SE-164 83, Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Announcement of LM Ericsson Telephone Company, dated April 17, 2009 regarding “Sony Ericsson reports first quarter results.”

PRESS RELEASE	April 17, 2009

Sony Ericsson reports first quarter results

Q1 highlights:

•	Income before taxes was a loss of Euro 358 million (excl. restructuring charges)

•	Cost saving program progressing as planned and additional savings of Euro 400 million announced

•	Launch of ‘Entertainment Unlimited’ consumer proposition and new generation of products well received by operator partners

The consolidated financial summary for Sony Ericsson Mobile Communications AB (Sony Ericsson) for the first quarter ended March 31, 2009 is as follows:

	Q1 2008	Q4 2008	Q1 2009
Number of units shipped (million)	22.3	24.2	14.5
Sales (Euro m.)	2,702	2,914	1,736
Gross margin (%)	29%	15%	8%
Operating income (Euro m.)	184	-262	-369
Operating margin (%)	7%	-9%	-21%
Restructuring charges (Euro m.)	—	129	12
Operating income excl. restructuring charges (Euro m.)	—	-133	-357
Operating margin excl. restructuring charges (%)	—	-5%	-21%
Income before taxes (IBT) (Euro m.)	193	-261	-370
IBT excl. restructuring charges (Euro m.)	—	-133	-358
Net income (Euro m.)	133	-187	-293
Average selling price (Euro)	121	121	120

Units shipped in the quarter were 14.5 million, a decrease of 35% compared to the same period of last year and in line with our March 20, 2009 interim announcement of approximately 14 million units. Sales for the quarter were Euro 1,736 million, a decrease of 36% from a year ago. Sales decreased primarily as a result of continued weak consumer confidence and de-stocking in the retail and distribution channels.

Gross margin declined both year-on-year and sequentially, reflecting a change in the product mix, material write-offs, and exchange rate volatility.

Income before taxes for the quarter excluding restructuring charges was a loss of Euro 358 million, within the range announced on March 20, 2009 (loss of Euro 340 - 390 million).

“As expected, the first quarter of this year has been extremely challenging for Sony Ericsson due to continued weak global demand. We are aligning our business to the new market reality with the aim of bringing the company back to profitability as quickly as possible,” said Dick Komiyama, President, Sony Ericsson. “The management intends to pursue an additional cost saving program targeting a further annual operating expense reduction of Euro 400 million, to be completed by mid-2010.”

The company’s initial cost saving program targeting annual operating expense reductions of Euro 300 million by the end of the first half of 2009, including a workforce reduction of 2,000 headcount, has now been completed. A total of Euro 187 million restructuring charges have been recorded compared to the initial estimated costs of Euro 300 million.

In January 2009 an additional cost saving program was initiated to target annual operating expense reductions of Euro 180 million by the end of 2009. The cost of this program will be covered by the initial Euro 300 million restructuring costs announced in July 2008.

The additional cost saving program announced today will include a further reduction in the global workforce of approximately 2,000 people. It is estimated that new restructuring charges of Euro 200 million will be needed to complete this program.

As of March 31, 2009, Sony Ericsson retained a strong net cash position of Euro 1.1 billion.

Market share in the first quarter decreased and is now estimated to be around 6%, down two percentage points sequentially.

Sony Ericsson forecasts that the global handset market for 2009 will contract at least 10% from around 1,190 million units in 2008.

At Mobile World Congress in February 2009, Sony Ericsson announced a new consumer proposition, called ‘Entertainment Unlimited’ (EU), to build on Sony Ericsson’s leadership in music, imaging, gaming, content services, and applications to deliver unlimited opportunities for consumers. The company also announced the first Entertainment Unlimited phone with the concept name ‘Idou’ to be launched in the second half of 2009. The next EU announcement will take place on 28 May.

Sony is a trademark or registered trademark of Sony Corporation. Ericsson is the trademark or registered trademark of Telefonaktiebolaget LM Ericsson.

Other product and company names mentioned herein may be the trademarks of their respective owners. Any rights not expressly granted herein are reserved. Subject to change without prior notice.

A live webcast of the conference call will be available on April 17, 2009 at 08:00 UK time, 09:00 Central European time (CET), 03:00 US Eastern time (EST) and 16:00 Japan time (JST). See:

www.ericsson.com/ericsson/investors or join directly at: www.thomson-webcast.net/uk/dispatching/?event_id=391f1ce4d4953c040c67ec9cdc0116d8&portal_id=ccec29148a 44ec4b8077c845c5b4cbba.

UK and Europe:	+44 20 7806 1951
Sweden:	+46 8 5352 6408
US:	+1 718 354 1387
Japan:	+81 3 3570 8227

A replay of the conference call will be available approximately two hours after the completion of the conference call until 23:00 UK time on April 23, 2009.

UK and Europe:	+44 20 7806 1970
Sweden:	+46 8 5876 9441
US:	+1 718 354 1112
Japan:	+81 3 3570 8212
Replay passcode:	4445896#

EDITOR’S NOTES:

Financial statements and additional information:

Financial statements:

Consolidated income statement

Consolidated income statement – isolated quarters

Consolidated balance sheet

Consolidated statement of cash flows

Consolidated statement of cash flows – isolated quarters

Additional information:

Net sales by market area by quarter

- ENDS -

Sony Ericsson is a top, global industry player with sales of around 97 million phones in 2008. Diversity is one of the core strengths of the company, with operations in over 80 countries including manufacturing in China and R&D sites in China, Europe, India, Japan and North America. Sony Ericsson was established as a 50:50 joint venture by Sony and Ericsson in October 2001, with global corporate functions located in London. For more information about Sony Ericsson please visit www.sonyericsson.com

CONTACTS:

Investors / Analysts
Ericsson investor relations Gary Pinkham (Stockholm) +46 10 719 0858 Susanne Andersson (Stockholm) +46 10 719 4631 Andreas Hedemyr (Stockholm) +46 10 404 3748	Sony investor relations Shinji Tomita (London) +44 20 7426 8696 Gen Tsuchikawa (Tokyo) +81 3 6748 2180

Press / Media

Sony Ericsson global communications and PR

Aldo Liguori (London) +44 20 8762 5860 Merran

Wrigley (London) +44 20 8762 5862

This press release contains forward-looking statements that involve inherent risks and uncertainties. We have identified certain important factors that may cause actual results to differ materially from those contained in such forward-looking statements. For a detailed description of risk factors see Sony’s and Ericsson’s filings with the US Securities and Exchange Commission, particularly each company’s latest published Annual Report on Form 20-F.

Sony Ericsson

CONSOLIDATED INCOME STATEMENT

	Jan-Mar
EUR million	2009	2008	Change
Net sales	1,736	2,702	-36%
Cost of sales	-1,591	-1,914	-17%

Gross profit	145	788	-82%
Gross margin %	8.4%	29.2%	-21%

Research and development expenses	-303	-339	-11%
Selling and administrative expenses	-225	-270	-17%

Operating expenses	-528	-610	-13%

Other operating income, net	13	6	111%

Operating income	-369	184	-300%
Operating margin %	-21.3%	6.8%	-28%

Financial income	9	24	-62%
Financial expenses	-10	-15	-35%

Income after financial items	-370	193	-291%

Taxes	84	-57	-247%
Minority interest	-6	-3	89%

Net income	-293	133	-320%

Number of units shipped (million)	14.5	22.3	-35%
ASP (EUR)	120	121	-1%

EUR Million	Jan-Mar	Jan-Mar
Restructuring charges	2009	2008
Cost of sales	7	0
Research and development expenses	2	0
Sales and administrative expenses	3	0
Other operating income, net	0	0

Total	12	0

Sony Ericsson

CONSOLIDATED INCOME STATEMENT - ISOLATED QUARTERS

	2009	2008
EUR million	Q1	Q4	Q3	Q2	Q1
Net sales	1,736	2,914	2,808	2,820	2,702
Cost of sales	-1,591	-2,476	-2,192	-2,168	-1,914

Gross profit	145	438	616	653	788
Gross margin %	8.4%	15.0%	21.9%	23.1%	29.2%

Research and development expenses	-303	-359	-337	-344	-339
Selling and administrative expenses	-225	-366	-303	-310	-270

Operating expenses	-528	-725	-640	-653	-610

Other operating income, net	13	24	-8	-2	6

Operating income	-369	-262	-33	-2	184
Operating margin %	-21.3%	-9.0%	-1.2%	-0.1%	6.8%

Financial income	9	28	25	25	24
Financial expenses	-10	-27	-15	-14	-15

Income after financial items	-370	-261	-23	8	193

Taxes	84	81	6	0	-57
Minority interest	-6	-7	-8	-3	-3

Net income	-293	-187	-25	6	133

Number of units shipped (million)	14.5	24.2	25.7	24.4	22.3
ASP (EUR)	120	121	109	116	121

EUR Million	2009	2008
Restructuring charges	Q1	Q4	Q3	Q2
Cost of sales	7	67	0	8
Research and development expenses	2	35	26	2
Sales and administrative expenses	3	24	3	1
Other operating income, net	0	3	6	0

Total	12	129	35	11

Sony Ericsson

CONSOLIDATED BALANCE SHEET

EUR million	Mar 31 2009	Dec 31 2008	Mar 31 2008
ASSETS

Total fixed and financial assets	658	590	594

Current assets

Inventories	477	531	484
Accounts receivables	1,193	1,629	1,710
Other assets	463	585	369
Other short-term cash investments	574	707	1,106
Cash and bank	542	418	605

Total current assets	3,249	3,870	4,274

Total assets	3,908	4,460	4,868

SHAREHOLDERS’ EQUITY AND LIABILITIES
Shareholders’ equity	930	1,217	1,665
Minority interest	65	57	69

Total equity	995	1,274	1,734

Total long-term liabilities	30	30	25

Accounts payable	965	990	1,228
Other current liabilities	1,918	2,166	1,880

Total current liabilities	2,882	3,156	3,108

Total shareholders’ equity and liabilities	3,908	4,460	4,868

Net cash*	1,116	1,072	1,703

*	Net cash is defined as cash and bank plus short-term cash investments less interest bearing liabilities.

Sony Ericsson

CONSOLIDATED STATEMENT OF CASH FLOWS

	Jan-Mar
EUR million	2009	2008
OPERATIONS
Net income	-293	133
Adjustments to reconcile net income to cash	29	31

	-263	164

Changes in operating net assets	321	-101

Cash flow from operating activities	58	64

INVESTMENTS
Investing activities	-19	-22

Cash flow from investing activities	-19	-22

FINANCING
Financing activities	-53	-462

Cash flow from financing activities	-53	-462

Net change in cash	-14	-421
Cash, beginning of period	1,125	2,155
Translation difference in Cash	5	-24

Cash, end of period	1,116	1,711

Sony Ericsson

CONSOLIDATED STATEMENT OF CASH FLOWS - ISOLATED QUARTERS

	2009	2008
EUR million	Jan-Mar	Oct-Dec	Jul-Sep	Apr-Jun	Jan-Mar
OPERATIONS
Net income	-293	-187	-25	6	133
Adjustments to reconcile net income to cash	29	37	39	40	31

	-263	-150	15	46	164

Changes in operating net assets	321	-168	88	-142	-101

Cash flow from operating activities	58	-318	102	-96	64

INVESTMENTS
Investing activities	-19	41	-55	-29	-22

Cash flow from investing activities	-19	41	-55	-29	-22

FINANCING
Financing activities	-53	-46	-238	-8	-462

Cash flow from financing activities	-53	-46	-238	-8	-462

Net change in cash	-14	-323	-191	-133	-421
Cash, beginning of period	1,125	1,473	1,591	1,711	2,155
Translation difference in Cash	5	-25	74	13	-24

Cash, end of period	1,116	1,125	1,473	1,591	1,711

Sony Ericsson

NET SALES BY MARKET AREA BY QUARTER

EUR million

	2009	2008
Isolated quarters	Q1	Q4	Q3	Q2	Q1
Europe, Middle East & Africa *	977	1,642	1,427	1,386	1,494
Americas	200	636	703	740	486
Asia	559	636	678	694	722

Total	1,736	2,914	2,808	2,820	2,702

* of which Western Europe	721	1,117	947	900	979

	2009	2008
Sequential change (%)	Q1	Q4	Q3	Q2	Q1
Europe, Middle East & Africa *	-40%	15%	3%	-7%	-34%
Americas	-69%	-10%	-5%	52%	-24%
Asia	-12%	-6%	-2%	-4%	-18%

Total	-40%	4%	0%	4%	-28%

* of which Western Europe	-35%	18%	5%	-8%	-38%

	2009	2008
Year over year change (%)	Q1	Q4	Q3	Q2	Q1
Europe, Middle East & Africa *	-35%	-27%	-17%	-20%	-7%
Americas	-59%	0%	23%	48%	33%
Asia	-23%	-28%	-17%	-21%	-25%

Total	-36%	-23%	-10%	-9%	-8%

* of which Western Europe	-26%	-29%	-14%	-18%	-9%

	2009	2008
Year to date	0903	0812	0809	0806	0803
Europe, Middle East & Africa *	977	5,947	4,306	2,879	1,494
Americas	200	2,566	1,930	1,226	486
Asia	559	2,731	2,094	1,416	722

Total	1,736	11,244	8,330	5,522	2,702

* of which Western Europe	721	3,943	2,826	1,879	979

	2009	2008
YTD year over year change (%)	0903	0812	0809	0806	0803
Europe, Middle East & Africa *	-35%	-18%	-15%	-13%	-7%
Americas	-59%	24%	34%	42%	33%
Asia	-23%	-23%	-21%	-23%	-25%

Total	-36%	-13%	-9%	-9%	-8%

* of which Western Europe	-26%	-19%	-14%	-14%	-9%

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (PUBL)

By:	/s/ CARL OLOF BLOMQVIST
Carl Olof Blomqvist
Senior Vice President and General Counsel

By:	/s/ HENRY STÉNSON
Henry Sténson
Senior Vice President Corporate Communications

Date: April 17, 2009